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                            UNITED STATES                       SEC File Number
                  SECURITIES AND EXCHANGE COMMISSION                  000-24452
                        Washington, D.C. 20549
                                                                   CUSIP Number
                             Form 12b-25                               74912107

                       NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K__Form 20-F__Form 11-K x Form 10-Q__Form N-SAR

                For Period Ended: November 30, 1996

                [ ]     Transition Report on Form 10-K
                [ ]     Transition Report on Form 20-F
                [ ]     Transition Report on Form 11-K
                [ ]     Transition Report on Form 10-Q
                [ ]     Transition Report on Form N-SAR
                For the Transition Period Ended ________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
_______________________________________________________________________________

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________

PART I - REGISTRANT INFORMATION
_______________________________________________________________________________

Full Name of Registrant

RMS Titanic, Inc.
_______________________________________________________________________________

Former Name if Applicable
_______________________________________________________________________________

Address of Principal Executive Office (STREET AND NUMBER)

17 Battery Place
_______________________________________________________________________________

City, State and Zip Code
New York, New York 10004

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X   (b)  The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

--   (c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period (Attach Extra Sheet if Needed): Without unreasonable effort and expense, management of the registrant does not have an adequate opportunity to review the contents of the subject report so as to make the filing thereof within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        George Tulloch                    212         558-6300
        --------------------------    -----------   ------------------
                 (Name)               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1949 during the preceding 12 months or for such shorter period of time that the registrant was required to file such reports been filed? If answer is no, identity reports(s)
 X  Yes        No
---        ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
 X  Yes        No
---        ---

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                                RMS TITANIC, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused his notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  January 14, 1997       By  /s/ George Tulloch
                                  -------------------------------------------
                                  George Tulloch, Principal Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                     Violations (see 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

        (IV) The registrant estimates a net loss from operations of approximately $(226,000) for the quarter ended November 30, 1996 as compared to net a loss of $(107,869) for the quarter ended November 30, 1995. This change in the results of operations is principally attributable to the recognition of revenue from the registrant's exhibition and merchandising activities at the National Maritime Museum, Greenwich, England during the quarter ended November 30, 1995, in contrast to the quarter ended November 30, 1996 during which the Company's exhibition at the National Maritime Center in Norfolk, Virginia opened on November 27, 1996.